SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU CONFIRMATION THAT AIRPORT DEALS COMPLY WITH STATE AID RULES

Ryanair, Europe's favourite low fares airline, today (23 July) welcomed the EU Commission's confirmation that Ryanair's airport agreements at Niederrhein Airport comply with the State aid rules (Market Economy Investor Principle). This finding is consistent with the EU Commission's and EU Court's previous rulings that Ryanair's airport agreements with Aarhus, Bratislava, Charleroi, Marseille, Berlin Schönefeld and Tampere airports also comply with EU State aid rules.

Ryanair also noted the EU Commission's decisions concerning Pau (ceased operations in March 2011) and Angouleme (ceased operations in October 2009) airports, and Nimes airport where Ryanair currently operates 4 routes. All of Ryanair's airport arrangements comply with the EU State aid rules and Ryanair has therefore instructed its lawyers to appeal these rulings to the extent they erroneously allege otherwise.

Ryanair's Director of Legal and Regulatory Affairs, Juliusz Komorek said:

"Today's decisions confirm that Ryanair's airport agreements at Niederrhein Airport comply with the EU State aid rules (Market Economy Investor Principle). Following the closure of this case and the earlier six positive decisions at Aarhus, Bratislava, Charleroi, Marseille, Berlin Schönefeld and Tampere airports, we will immediately appeal the decisions in Pau, Angouleme and Nimes cases where the EU Commission mistakenly suggested that the airports' agreements with Ryanair did not fully comply with the EU State aid rules.

Ryanair has to date carried 86.5m passengers at the 7 airports where our commercial arrangements have been confirmed by the EU Commission and the EU Court to comply with EU law, compared to just 3.4m passengers at the airports where the Commission today suggested that the airport agreements did not comply with State aid rules.

We remain committed to growing traffic from the current 85mppa to over 110mppa by FY2019, in partnership with both private and public airports across Europe where all of our arrangements are arms-length commercial deals consistent with the EU Market Economy Investor Principle."

Ends

For further information
please contact:
Robin Kiely                                       Joe Carmody
Ryanair Ltd                                       Edelman Ireland
Tel: +353-1-9451212                      Tel: +353-1-6789333
press@ryanair.com                         ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 23 July, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary